SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       ☒       Form 40-F       ☐

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes       ☐       No       ☒

Announcement  | Lisbon  | 2 September 2009

Notification of a decision of the Portuguese Competition Authority

Portugal Telecom, SGPS, S.A. (Portugal Telecom, PT) announces that PT and PT Comunicações S.A. (PTC) were notified of the Portuguese Competition Authority’s decision in the misdemeanour proceedings no. 05/03 further to which the Authority imposes a fine of Euro 45,015,524 for an alleged abuse of dominant position relating to the application, between 22 May 2002 and 30 June 2003, of the versions 11 to 15.9 of the wholesale offer “Rede ADSL PT”.

The Portuguese Competition Authority considered that the retail prices for the broadband Internet access, applied in said period of time by Telepac and by TV Cabo, which were then part of PT Group, did not allow the remaining competitors who were using the wholesale offer “Rede ADSL PT” of PTC to generate a sufficient margin of profit.

PT and PTC regret that this has been the outcome of the investigation conducted by the Portuguese Competition Authority for 6 years, disagree of the Decision taken, consider unfounded and unfair the censorship falling on them, and understand that, even if a sanction would be justified, which is not the case, the fine imposed exceeds in an absolutely incomprehensible manner the maximum limit allowed by the applicable legal framework.

The wholesale offer “Rede ADSL PT” was defined and launched by imperative of the regulatory framework then in force, having been authorised and supervised by ICP-ANACOM since the beginning. PT and PTC consider that, in these circumstances, they cannot be condemned by the Portuguese Competition Authority based on behaviours which were timely validated by the competent regulatory authority.

The retail prices applied by Telepac and TV Cabo at the time were market prices, consequently optimal for the consumer and compatible with those applied by other competitors that rendered the same services based on their own network infrastructure.

The wholesale offer concerned, approved and supervised by ICP-ANACOM, was in place for 390 days when the former competition Act was in force (DL 371/2003) and only for 14 days under the new and current legislation (Lei 18/2003). In what regards those last 14 days, the offer was maintained in place solely due to the fact that PT and PTC waited, as was their duty, for the sector regulator to determine the terms of the new offer. Considering that the maximum applicable fine pursuant to the former competition Act was of Euro 1,000,000 the imposition of a sanction of Euro 45,015,524, 45 times higher, is, besides unfounded and inexplicable, clearly contrary to the constitutional principle of the non retroactive application of the least favourable criminal law.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

PT and PTC, insofar as they have not ceased to invest in the development of the telecommunications infrastructures in Portugal, had at the time their wholesale offers supervised and approved by ICP-ANACOM and their retail offers limited by competitors holding alternative infrastructures, and could not, consequently, sustain the margin of those operators who decided not to carry out in due time the investments necessary to the rendering of broadband services with the indispensable autonomy.

The Portuguese Competition Authority’s decision puts an end to proceedings opened in October 2003, after the offer concerned had been adjusted in accordance with a decision of ICP-ANACOM, and its adoption accompanied by a sanction that has no equivalent in the other European Union Member-States conveys to the industry disappointing signs of a divergence between the competent authorities, of lack of capacity of timely action and of legal uncertainty.

For the above-mentioned reasons, unable to agree with the Portuguese Competition Authority’s decision, PT and PTC have decided to appeal before the Commercial Court of Lisbon.

  |  Announcement

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 02, 2009

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.